EXHIBIT 99.1
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[GRAPHIC OMITTED]                                                       PRESS
[LOGO - CANADIAN NATURAL RESOURCES LIMITED]                             RELEASE

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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
               TRANSFER OF OWNERSHIP - NINIAN AND MURCHISON FIELDS
          CALGARY, ALBERTA - DECEMBER 17, 2002 - FOR IMMEDIATE RELEASE
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CNR International (U.K.) Limited ("CNR International"), a wholly owned subsidiary of Canadian Natural Resources Limited ("Canadian Natural"), announces the formal approval and transfer of operatorship of the Ninian and Murchison oil fields from Kerr-McGee North Sea (U.K.) Limited ("Kerr-McGee").

The transfer of operatorship represents the final stage in CNR International's acquisition of these Northern North Sea assets from Kerr-McGee as previously announced in August. It also further establishes CNR International as a major producer and operator in the United Kingdom North Sea. The Ninian field includes the established waterflood operations in addition to substantial partly developed and undeveloped oil accumulations within the capture area of the Ninian infrastructure, including the Columba terraces and the Lyle field. Murchison is a mature waterflood straddling the Norwegian and U.K. sectors of the North Sea. Both Murchison and Ninian also contain significant exploration opportunities in surrounding acreage.

As of December 16, 2002, CNR International will become the operator and duty holder of the three fixed installations comprising the Ninian Field as well as the Murchison fixed installation. The transfer of operatorship of these significant assets is the result of considerable dedication and effort from Transition Teams within both CNR International and Kerr-McGee. The co-operation of the U.K. Department of Trade and Industry, the U.K. Health and Safety Executive, the Norwegian Petroleum Directorate, and the Norwegian Ministry of Petroleum and Energy have enabled this achievement while maintaining the integrity of the operations from a safety, environmental and value standpoint.

CNR International sees tremendous potential for both optimisation of existing North Sea fields and development around existing infrastructure. "This is the foothold in the North Sea that Canadian Natural has been striving for," says Wayne Chorney, Director of Production/Operations for CNR International. "We have achieved a high working interest and operator control in assets where we see considerable upside from optimisation, development, and exploration."

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED                              ALLAN P. MARKIN
2500, 855 - 2nd Street S.W.                                            Chairman
Calgary, Alberta
T2P 4J8                                                        JOHN G. LANGILLE
                                                                      President
TELEPHONE:        (403) 514-7777
FACSIMILE:        (403) 517-7370                                  STEVE W. LAUT
EMAIL:            investor.relations@cnrl.com          Executive Vice-President
WEBSITE: www.cnrl.com                                                Operations

TRADING SYMBOLS                                                 COREY B. BIEBER
Toronto Stock Exchange - CNQ                                           Director
New York Stock Exchange - CED                                Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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